ALEXCO RESOURCE CORP.
Suite 1150, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

TO:	The Shareholders of Alexco Resource Corp.

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the “Meeting”) of the holders of common shares (“Shares”) of Alexco Resource Corp. (the “Corporation”) will be held at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Tuesday, June 9, 2015, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditors’ report thereon for the year ended December 31, 2014;

2.	To fix the number of directors at five;

3.	To elect directors for the ensuing year;

4.	To appoint the auditors for the ensuing year; and

5.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a financial statement and MD&A request form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on April 23, 2015 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

The Corporation has elected to use the notice & access provisions (the “notice-and-access provisions”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations for the Meeting. Notice-and-access provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Corporation to post the information circular and any additional Meeting materials online. Shareholders will still receive this Notice of Meeting and a form of proxy (or voting instruction form if applicable) and may choose to receive a paper copy of the information circular. The Corporation will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

The Meeting materials, including this Notice of Meeting, are available on the Corporation’s website at www.alexcoresource.com/s/agm.asp and will remain on the website for at least one full year from the date of this Notice of Meeting. The Meeting materials are also available under the Corporation's profile on SEDAR at www.sedar.com.

Any shareholder who wishes to receive a printed paper copy of the information circular prior to the date of the Meeting may request a copy from the Corporation by calling toll-free in North America at 1-855-777-8811, or request by e-mail at info@alexcoresource.com. The Corporation will send paper copies of the information circular to requesting shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. To obtain a paper copy of the information circular after the date of the Meeting, please contact the Chief Financial Officer at (604) 433-4888. The Corporation will send paper copies of the information circular to requesting shareholders at no cost to them within ten calendar days of their request, if such requests are made after the date of the Meeting. A shareholder may also contact the Corporation at the contact number or address and within the time frames noted above to request and receive a copy of the Corporation's financial statements and MD&A.

To obtain additional information about the notice-and-access provisions, a shareholder may contact the Corporation’s transfer agent, Computershare Investor Services Inc., at the following toll-free number: 1-866-964-0492.

DATED as of this 30th day of April, 2015.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Shares not being eligible to be voted by proxy at the Meeting.